UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.
(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bioceres Crop Solutions Corp. Reports Fiscal First Quarter 2020 Financial Results

ROSARIO, Argentina--(BUSINESS WIRE)--November 11, 2019--Bioceres Crop Solutions Corp. (“Bioceres”) (NYSE American: BIOX), a fully integrated provider of crop productivity solutions, announced today its unaudited consolidated financial results for its first fiscal quarter 2020, the three-month period ended September 30, 2019. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards.

1Q20 Business and Financial Highlights

  Revenue growth of 22% year over year (YoY) to $36.3 million and 11% on a comparable basis, as the Company continues to ramp up existing capacity in Argentina, expand its footprint of biological products to other countries and increase adjuvants sales in Brazil.
  Installed capacity utilization rate for the twelve-month period ended September 30, 2019 at the micro-beaded fertilizer plant was 25%, up from 12% for the twelve-month period ending September 30, 2018.
  HB4 soybean seed inventory began to ramp-up. First 100 hectares (250 acres) harvested in the U.S., which will allow planting approximately 3.000 hectares (7,500 acres) in the upcoming summer crops season in Argentina.
  HB4 wheat seed inventory began to ramp-up. First 400 hectares (1.000 acres) planted during the Fall in the southern hemisphere are expected to be harvested during Fiscal 2Q20.
  Subsequent to quarter end, issued $15 million note securing working capital financing to support ramp-up of HB4 planting while also extending debt maturity.

Commenting on the results for the quarter, Mr. Federico Trucco, CEO of Bioceres, said “We are pleased that the strong growth in FY19 continued throughout the first quarter of 2020. We are especially pleased with the performance of our international business, which accounted for approximately one third of total revenues in the period. Despite generally tough financial conditions in Argentina, we were able to secure additional financing, which will support the ramp-up of our HB4 seed inventories both in soybean and wheat. We are getting ready to harvest the first commercial varieties from hundreds of hectares, which will allow us to plant thousands of hectares in the 2019-2020 crop cycle. As we ramp-up HB4 seed inventories, we continue to demonstrate the resiliency of HB4 crops, evidenced in this period by the significant yield performance of EcoWheat seeds relative to conventional fields in what has been a particularly dry winter season.”

Mr. Enrique Lopez Lecube, CFO of Bioceres, said “Despite delayed purchases in Argentina due to macro-economic uncertainty and unfavourable sowing conditions in some regions of the country, we continued to generate strong financial results in the first quarter. Comparable revenue continued to grow at double digits, driven by sustained ramp-up of our micro-beaded fertilizer facility, and overall solid growth in Brazil. These strong growth drivers more than offset the impact of delayed purchases in Argentina, which we view as a timing issue that should normalize over the course of the year. EBITDA declined modestly year over year, in part due to aforementioned timing of purchase decisions and in part due to temporary margin pressures in Argentina brought on by a misalignment between changes in FX and inflation. Despite these headwinds, the commercial teams did a fantastic job managing working capital and generating cash, reducing net leverage to 2.14, down from 4.07x a year ago”

REVIEW OF OPERATING PERFORMANCE

Installed capacity utilization of the micro-beaded fertilizer plant for the twelve-month period ended September 30, 2019 reached 25%. This was a 50% YoY increase bringing total production to 12.4k tons through the trailing twelve-month period. The ramp was driven both by strong sales growth in Argentina, Brazil, and Paraguay.

Adjuvants aggregated volume in Fiscal 1Q20 decreased 7% compared to the same period in 2018 due to a deliberate strategic shift from high volume, low margin products into higher margin adjuvants in Argentina. By contrast, sales volumes in Brazil increased 66% year-on-year as the Company continues to execute its growth strategy in that country.

Inoculants doses aggregated volume in Fiscal 1Q20 decreased 7% year-on-year, reflecting farmers´ delayed purchase decisions for summer crops seed treatment packs in Argentina until closer to sowing in 2Q20. We believe that this was largely driven by the macro uncertainty during the quarter, as well as limited soil moisture in some regions of Argentina which delayed planting activities. This was partially offset by higher inoculant sales in Brazil and Paraguay and increased farmers’ purchase of winter crops seed treatment packs in Argentina, which had been delayed from 4Q19.

REVIEW OF FIRST QUARTER 2019 RESULTS

Comparable Revenues and Comparable Gross Profit are key operational metrics used by the management team to assess the Company's underlying financial and operating performance. The Company has introduced the term “Comparable” to reflect the result of a given metric excluding the impact of IAS 29.

For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated “As Reported”. For further information please review Application of IAS 29 section.

Revenues

Table 1: 4Q Revenues by Segment

(Figures in US dollars)	As Reported			IAS 29		Comparable
	1Q 2019	1Q 2020	% Chg.	1Q 2019	1Q 2020	1Q 2019	1Q 2020	% Chg.
Revenue by segment
Crop protection	14,673,792	17,953,168	22%	2,583,215	1,515,746	17,257,007	19,468,914	13%
Seed and integrated products	6,537,648	5,529,448	(15%)	480,627	203,054	7,018,275	5,732,502	(18%)
Crop nutrition	8,400,784	12,769,042	52%	2,679,127	1,279,638	11,079,911	14,048,680	27%
Total revenue	29,612,224	36,251,658	22%	5,742,968	2,998,438	35,355,192	39,250,096	11%

Revenues increased 22% to $36.3 million in Fiscal 1Q20, compared to $29.6 million during Fiscal 1Q19.

Comparable Revenues for the quarter, excluding the impact of IAS29 as explained above, increased 11% YoY reflecting higher revenues in the crop protection and crop nutrition segments, partially offset by lower revenues in seed and integrated products: International subsidiaries and export comparable sales increased 32% YoY to $13.2 million.

  Crop Protection Comparable Revenues increased 13% YoY, or $2.2 million, to $19.5 million, driven by increased adjuvants sales in Argentina and Brazil, and higher sales of baits and seed treatment insecticides and fungicides. This was partially offset by lower sales of stored grain products and formulation services to third parties.
  Seed and Integrated Products Comparable Revenues declined 18% YoY, or $1.3 million, to $5.7 million reflecting delayed farmers’ purchases of summer crop seed treatment packs, partially offset by winter crop pack sales delayed from the prior quarter and higher seeds sales.
  Crop Nutrition Comparable Revenues increased 27% YoY, or $3.0 million, to $14.0 million driven by sustained growth in micro-beaded fertilizers sales in Argentina, Brazil and Paraguay. Higher inoculant sales in Brazil and Paraguay also contributed to segment sales growth.

Gross Profit

Table 3: 1Q Gross Profit by Segment

(Figures in US dollars)	As Reported			IAS 29		Comparable
	1Q 2019	1Q 2020	% Chg.	1Q 2019	1Q 2020	1Q 2019	1Q 2020	% Chg.
Gross profit by segment
Crop protection	7,324,296	7,747,692	6%	1,086,177	221,825	8,410,473	7,969,517	(5%)
Seed and integrated products	4,347,612	2,904,528	(33%)	711,940	749,422	5,059,552	3,653,950	(28%)
Crop nutrition	3,441,306	5,254,364	53%	1,670,125	886,256	5,111,431	6,140,620	20%
Total Gross profit	15,113,214	15,906,584	5%	3,468,242	1,857,503	18,581,456	17,764,087	4%
% Gross profit	51.0%	43.9%	(716 bps)			52.6%	45.3%	(730 bps)

Gross profit increased to $15.9 million in 1Q20, from to $15.1 million in 1Q19.

Comparable Gross Profit was $17.8 million in 1Q20, compared with $18.6 million in the year-ago quarter. Strong revenue growth was offset by the impact of the slowdown in the peso depreciation in Argentina relative to the inflation rate. Since most of our revenues are pegged to the US dollar, while a significant portion of our production costs are denominated in Argentine pesos, this timing mismatch negatively impacted gross profit in the quarter. Comparable gross margin for 1Q20 was 45.3% compared to 52.6% in the prior year quarter, driven by the following performance by business segment:

  Crop Protection Comparable Gross profit was $8.0 million, compared to $8.4 million in Fiscal 1Q19. Gross margin was 40.9% in Fiscal 1Q20 compared to 48.7% in the year ago quarter. The overall decline in gross margin for the crop protection segment is explained by increased manufacturing costs in US dollars in Argentina, due to the aforementioned FX and inflation dynamics, as well as growth in revenues driven by lower margin products than the previous YoY quarter product mix.
  Seed and Integrated Products Comparable Gross profit was $3.7 million, compared to $5.1 million in the year ago quarter. Gross margin was 63.7%, compared to 72.1% in Fiscal 1Q19. Increased sales of high margin royalty payments was more than offset by increased manufacturing costs in Argentina due to the aforementioned FX and inflation dynamics.
  Crop Nutrition Comparable Gross profit was $6.1 million, compared to $5.1 million in the prior year quarter, driven by the ramp-up of the micro-beaded fertilizer plant utilization rate, as well as higher inoculants sales in Brazil, Paraguay and other international subsidiaries. Gross margin declined to 43.7% compared to 46.1% in Fiscal 1Q19 due to the aforementioned FX and inflation dynamics.

Selling, General and Administrative Expenses

SG&A in Fiscal 1Q20 was $8.7 million compared to $6.1 million in the corresponding period in 2018. Excluding a one-time expense of $0.8 million for stock-based compensation in Fiscal 1Q20, SG&A in the quarter would have been $7.9 million. The year over year increase is mainly explained by higher inflation affecting Argentine peso denominated costs, which was not completely offset by a depreciation of the currency. Negative effects from FX and inflation dynamics on SG&A were partially offset by lower personnel and administrative costs.

Research & Development

R&D expenses include ongoing efforts to maintain and continuously update the Company’s existing product portfolio. R&D expenses in the quarter increased YoY by $0.2 million to $1.2 million.

Adjusted EBITDA & Adjusted EBITDA Margin

During Fiscal 1Q20, the Company reported Adjusted EBITDA of $8.1 million, compared with $9.0 million in Fiscal 1Q19. Adjusted EBITDA margin was 22.4% compared to 30.4% in the prior year quarter. Strong sales growth, higher JV contributions and solid cost control were offset by a mismatch between Argentine peso depreciation and the inflation rate in Argentina.

Table 5: Adjusted EBITDA Reconciliation and Adjusted EBITDA Margin

(Figures in US dollars)	1Q19	1Q20	% Chg.
Loss for the year	(3,599,257)	(7,977,745)	121.6%
Income tax (benefit)/expense	(1,970,393)	(2,238,853)	13.6%
Finance results	13,735,654	16,397,047	19.4%
Depreciation of PP&E and intangibles assets	822,155	1,156,121	40.6%
Stock-based compensation charges	3,804	797,705	20871.0%
Adjusted EBITDA	8,991,963	8,134,275	(9.5%)
Adjusted EBITDA Margin	30.4%	22.4%	(793 bps)

Financial Income and Loss

Table 6: Net finance result

(Figures in US dollars)	1Q19	1Q20	Chg.	% Chg.
Exchange differences	(13,061,464)	(11,512,838)	1,548,626	(11.9%)
Interest expenses	(4,042,786)	(5,070,379)	(1,027,593)	25.4%
Financial commissions	(296,405)	(251,071)	45,334	(15.3%)
Other finance result	(621,762)	(1,696,429)	(1,074,667)	172.8%
Net gain of inflation effect on monetary items	4,286,763	2,133,670	(2,153,093)	(50.2%)
Total net finance result	(13,735,654)	(16,397,047)	(2,661,393)	19.4%

Interest expense from financial debt obligations represents the main financial metric that management uses to assess cost of financing. Exchange difference income and expenses as well as net gains or losses of inflation effect on monetary items, are believed to have a limited impact on the underlying business as a significant portion of both cash flows and financial debt obligations are in US dollars.

During Fiscal 1Q20 the Company reported a net financial loss of $16.4 million compared to a net financial loss of $13.7 million in Fiscal 1Q19, principally due to an increase of $1.0 million in interest and financial expenses and a $2.2 million decrease from the net gain from the inflation effect on monetary items. This was partially offset by a decrease in exchange differences of $1.5 million caused by FX variations in Argentina during those periods. Increased interest expenses are mainly explained by the impact of higher interest rates on working capital financing sourced in Argentina, and mostly used for operations in that country.

Balance Sheet & Cash Flow

Table 7: Capitalization and Debt Ratio

(Figures in US dollars)	As of September 30,		As of June 30,
	2018	2019	2019
Total Debt [1]
- Short-Term Debt	82,783,416	64,072,996	63,496,517
- Long-Term Debt	24,406,263	32,552,464	37,079,521
Cash and Cash Equivalents	(3,255,981)	(5,496,780)	(3,450,873)
Restricted Short-Term Deposit	(4,322,756)	(4,334,890)	(4,327,275)
Total Net Debt	99,610,942	86,793,790	92,797,890
Equity attributable to equity holders of the parent	11,116,962	29,386,177	47,301,863
Equity attributable to non-controlling interests	21,470,142	12,128,003	14,793,003
Capitalization	132,198,046	128,307,970	154,892,756
LTM Adjusted EBITDA	24,494,312	40,487,518	41,345,206
Net Debt /LTM Adjusted EBITDA	4.07x	2.14x	2.24x

1- Excludes discounted checks and includes outstanding installments of financed payment from the acquisition of Rizobacter.

Cash and cash equivalents on September 30, 2019 was $5.5 million. During the quarter, cash and cash equivalents increased by $2.0 million, while the total debt balance decreased by $6.0 million to $86.8 million.

Net Debt to LTM Adjusted EBITDA improved to 2.14x in 1Q20 from 2.24x reported at the end of Fiscal 4Q19, and 4.07x at the close of Fiscal 1Q19.

SUBSEQUENT EVENTS

HB4 Soybean Seed Inventory Ramp-Up

HB4 soybean seed inventory ramp-up was finalized in Newport, Arkansas (US) and available inventory is being shipped to Argentina for planting of approximately 3.000 hectares in November and December of 2019.

Secures Additional Financing

On October 15, 2019, Bioceres entered into a two-year bullet loan agreement for up to US$20 million. This facility extended the company’s maturity profile and provided additional flexibility for the HB4 inventory ramp-up.

1Q20 EARNINGS CONFERENCE CALL

When:	November 11, 2019
Times:	2:00 p.m. Eastern time,
Who:	Mr. Federico Trucco, Chief Executive Officer Mr. Enrique Lecube, Chief Financial Officer Mr. Maximo Goya, Investor Relations Leader

Dial-in: 1-844-839-9680 (U.S. domestic); 1-647-689-2346 (International)

Conference ID: 7667248

Webcast: https://investors.biocerescrops.com/home/default.aspx

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit https://investors.biocerescrops.com

Forward-looking statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-IFRS Financial Information

The Company supplements the use of IFRS financial measures with non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Net debt, Comparable revenues and Comparable gross profit which exclude the impact of IAS29 as explained below.

The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate the Company’s results of operations in conjunction with the most comparable IFRS financial measures.

Adjusted EBITDA and Adjusted EBITDA Margin

The Company defines Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses.

Management believes that Adjusted EBITDA provides useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the Company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that Adjusted EBITDA is helpful to investors because it provides additional information about trends in the Company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

  Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments;
  Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income;
  Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;
  Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for the replacements;
  Although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and
  Other companies may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Comparable figures or Figures ex-IAS 29 (Comparable revenue and Comparable gross margin)

Comparable figures or Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine operations by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period.

For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The IAS 29 adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on results against a dedicated line in the financial results, and (ii) the difference between the translation of results at the closing exchange rate of June 30, 2019 and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies.

Net Debt and Net Debt to Adjusted EBITDA

Net debt is defined as the sum of long and short-term borrowings and finance payment from business combinations, less cash and cash equivalents and restricted short-term deposit. This measure is used by management and investment analysts and management believes it shows the financial strength of the Company. Management is consistently tracking the Company’s leverage position and its ability to repay and service the debt obligations over time. Therefore, management has set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.

Application of IAS 29

Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 beginning July 1, 2018. IAS 29 requires, adjusting all non-monetary items in the statement of financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period. Consequently, on a monthly basis, results of operations for each reporting period are measured in Argentine Pesos and adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operations are readjusted each successive month to reflect changes in the monthly inflation rate.

After the restatement explained above, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that all amounts shall be translated at the closing rate at the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

-Tables to Follow-

Unaudited Consolidated Statement of Comprehensive Income (Figures in US dollars)

	09/30/2019	09/30/2018

Total revenue	36,251,658	29,612,224
Cost of sales	(20,345,074)	(14,499,010)
Gross profit	15,906,584	15,113,214
% Gross profit	44%	51%

Operating expenses	(9,888,650)	(7,128,977)
Share of profit (loss) of JV	57,547	80,156
Other income or expenses, net	104,968	101,611
Operating profit / (loss)	6,180,449	8,166,004

Finance result	(16,397,047)	(13,735,654)
Profit / (Loss) before income tax	(10,216,598)	(5,569,650)

Income tax	2,238,853	1,970,393
Loss for the year	(7,977,745)	(3,599,257)

Other comprehensive loss	(13,400,646)	(16,395,253)
Total comprehensive loss	(21,378,391)	(19,994,510)

Profit / (loss) for the period attributable to:
Equity holders of the parent	(7,050,377)	(2,618,445)
Non-controlling interests	(927,368)	(980,812)
	(7,977,745)	(3,599,257)
Total comprehensive income / (loss) attributable to:
Equity holders of the parent	(18,713,391)	(14,247,185)
Non-controlling interests	(2,665,000)	(5,747,325)
	(21,378,391)	(19,994,510)

Unaudited Consolidated Statement of Financial Position (Figures in US dollars)

	09/30/2019	06/30/2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5,496,780	3,450,873
Other financial assets	4,856,182	4,683,508
Trade receivables	57,647,983	59,236,377
Other receivables	3,375,944	1,981,829
Income and minimum presumed income taxes recoverable	1,373,967	1,263,795
Inventories	35,252,373	27,592,582
Total current assets	108,003,229	98,208,964
NON-CURRENT ASSETS
Other financial assets	311,734	376,413
Other receivables	1,347,627	1,560,310
Income and minimum presumed income taxes recoverable	5,246	1,184
Deferred tax assets	1,625,368	3,743,709
Investments in joint ventures and associates	21,881,857	25,321,028
Property, plant and equipment	40,833,366	43,834,548
Intangible assets	33,516,587	39,616,426
Goodwill	24,594,582	29,804,715
Right-of-use leased asset	951,342	-
Total non-current assets	125,067,709	144,258,333
Total assets	233,070,938	242,467,297

LIABILITIES	06/30/2019	06/30/2019
CURRENT LIABILITIES
Trade and other payables	54,650,172	40,578,494
Borrowings	64,849,130	66,477,209
Employee benefits and social security	5,558,797	5,357,218
Deferred revenue and advances from customers	7,123,328	1,074,463
Income and minimum presumed income taxes payable	514,552	142,028
Government grants	777	2,110
Financed payment - Acquisition of business	2,925,593	2,826,611
Lease liability	729,356	-
Total current liabilities	136,351,705	116,458,133
NON-CURRENT LIABILITIES
Trade and other payables	452,654	452,654
Borrowings	32,552,464	37,079,521
Employee benefits and social security	133,561	-
Government grants	5,967	8,098
Due to joint ventures and associates	2,247,634	1,970,903
Deferred tax liabilities	14,376,494	21,101,871
Provisions	307,394	439,740
Warrants	4,592,031	2,861,511
Lease liability	536,854	-
Total non-current liabilities	55,205,053	63,914,298
Total liabilities	191,556,758	180,372,431

EQUITY
Equity attributable to owners of the parent	29,386,177	47,301,863
Non-controlling interests	12,128,003	14,793,003
Total equity	41,514,180	62,094,866

Total equity and liabilities	233,070,938	242,467,297

Contacts

Investor Relations
Maximo Goya, Investor Relations
+54-341-4861100
maximo.goya@biocerescrops.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bioceres Crop Solutions Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioceres Crop Solutions Corp.
(Registrant)

By: /s/ Federico Trucco

Name: Federico Trucco
Title: Chief Executive Officer

Date: November 11, 2019